RIVERSOURCE MARKET ADVANTAGE SERIES, INC.

EXHIBIT 77D, POLICIES WITH RESPECT TO SECURITY INVESTMENTS

RiverSource Portfolio Builder Conservative Fund
RiverSource Portfolio Builder Moderate Conservative Fund
RiverSource Portfolio Builder Moderate Fund
RiverSource Portfolio Builder Moderate Aggressive Fund
RiverSource Portfolio Builder Aggressive Fund
RiverSource Portfolio Builder Total Equity Fund

As of March 4, 2008 the funds added the fundamental policies that they will not invest more than 5% in an issuers or buy more than 10% of an issuer with the exception of investments in securities issued or guaranteed by the U.S. government, its agencies, or instrumentalities, or other investment companies. Up to 25% of the fund's total assets may be invested without regard to these limitations.